Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, ON M5J 2S1

Item 2	Date of Material Change:

April 24, 2011 and April 26, 2011.

Item 3	News Release:

A press release was issued by Barrick Gold Corporation (“Barrick” or the “Company”) on each of April 25 and April 26, 2011.

Item 4	Summary of Material Change:

Barrick announced on April 25, 2011 that it had entered into a support agreement with Equinox Minerals Limited (“Equinox”) for Barrick to acquire, through an all-cash offer, all of the issued and outstanding shares of Equinox by way of a take-over offer at a price of C$8.15 per Equinox share (the “Offer”).

Barrick further announced on April 26, 2011 that a wholly-owned subsidiary of Barrick, Barrick Canada Inc., has commenced the previously announced Offer. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 1, 2011, unless the Offer is extended or withdrawn.

Item 5	Full Description of Material Change:

On April 25, 2011, Barrick announced that it has entered into a support agreement with Equinox for Barrick to acquire, through an all-cash offer, all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) by way of a friendly take-over offer. The Offer is for C$8.15 per Equinox share in cash, or a total of approximately C$7.3 billion. The Offer represents a 30% premium based on Equinox’s closing share price on the Toronto Stock Exchange on February 25, 2011 (the last trading day before Equinox announced its intention to make a take-over bid for the common shares of Lundin Mining Corporation). The Offer also represents a 16% premium over the per share price under the offer for Equinox proposed by Minmetals Resources Ltd. on April 3, 2011.

The Board of Directors of Equinox, after consultation with its financial and legal advisors, has unanimously approved entering into the support agreement and recommends that Equinox shareholders tender to the Offer. Each of CIBC World Markets Inc., Goldman Sachs & Co., and TD Securities Inc., the financial advisors to Equinox, has provided a verbal opinion to the effect that, as of the date of such opinions and subject to the assumptions, limitations, and qualifications stated in such opinions, the consideration proposed to be paid to the holders of Equinox common shares (other than Barrick and its affiliates) pursuant to the Offer is fair from a financial point of view to such holders.

The support agreement between Barrick and Equinox provides for, among other things, a non-solicitation covenant on the part of Equinox subject to customary “fiduciary out” provisions, a right in favor of Barrick to match any superior proposal and a payment to Barrick of a termination fee of C$250 million in certain circumstances, including if Equinox accepts a superior proposal.

The Offer is not subject to a financing condition. Barrick has sufficient cash resources and committed financing to fund this acquisition. The $5.0 billion financing is comprised of a bridge loan and a revolving credit facility underwritten by RBC Capital Markets and Morgan Stanley Senior Funding and is in addition to Barrick’s existing credit facility of $1.5 billion and cash balance of about $4.0 billion as at December 31, 2010.

The Offer, which will be made through a subsidiary of Barrick, is expected to commence on April 26, 2011 and a take-over bid circular and related documents will be mailed to shareholders in accordance with applicable laws (all subject to the terms and conditions of the support agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and will be conditional upon, among other things, valid acceptances of the Offer in respect of shares representing (together with shares owned by Barrick) not less than 66 2/3% of the Equinox shares on a fully diluted basis. In addition, the Offer will be subject to certain customary conditions, including receipt of relevant regulatory approvals and the absence of a material adverse change with respect to Equinox. Once the 66 2/3% acceptance level is met, Barrick intends to take steps available to it under applicable law to acquire any outstanding Equinox shares. The Company currently owns 18.2 million shares of Equinox, representing about 2% of its shares on a fully diluted basis.

On April 26, 2011, Barrick announced that a wholly-owned subsidiary of Barrick, Barrick Canada Inc. (the “Offeror”), commenced the previously announced Offer. The Offer values the total equity of Equinox at approximately C$7.3 billion.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 1, 2011 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is conditional on, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Equinox Shares which, together with Equinox Shares directly or indirectly owned by the Offeror or its affiliates, constitutes at least 662/3% of the Equinox Shares outstanding (calculated on a fully-diluted basis). Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for Equinox Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this report, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as fuel and electricity); inaccuracies or material omissions in Equinox’s publicly available information or the failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information; the ability of the Company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere; operating or technical difficulties in connection with mining or development activities; availability and costs associated with mining inputs and labor; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Except as otherwise indicated, the information concerning Equinox contained in this report has been taken from or is based upon Equinox’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Neither Barrick nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Barrick.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

The following senior officer of Barrick is knowledgeable about the material change and this report:

Sybil E. Veenman

Senior Vice-President and General Counsel

(416) 307-7470

Item 9	Date of Report:

May 4, 2011.